Exhibit 99.1

NEWS RELEASE
January 22nd, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN INFILL DRILLING ON MAIN ZONE,
HITS 92.50 METERS OF 1.48 G/T AU, 91.1 G/T AG (3.3 G/T AUEQ) AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s 2013 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. The infill program, completed in December 2013, was designed to upgrade resources currently in the inferred category to the higher confidence measured and indicated categories. The holes announced today show the continuity and high grades of the Main Zone defined with previous drilling. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-370                                MAIN ZONE SECTION 10+475 EAST, 150 Az, -77 dip
9.00 meters @ 1.99 g/t gold and 139.5 g/t silver (4.8 g/t gold equivalent)
12.00 meters @ 2.19 g/t gold and 126.1 g/t silver (4.7 g/t gold equivalent)
59.25 meters @ 1.26 g/t gold and 21.2 g/t silver (1.7 g/t gold equivalent)
Including                      22.50 meters @ 1.51 g/t gold and 26.2 g/t silver (2.0 g/t gold equivalent)
And                               12.75 meters @ 2.66 g/t gold and 36.7 g/t silver (3.4 g/t gold equivalent)

Hole TU-13-373                                MAIN ZONE SECTION 10+475 EAST, 150 Az, -57 dip
65.50 meters @ 0.35 g/t gold and 32.9 g/t silver (1.0 g/t gold equivalent)
92.50 meters @ 1.48 g/t gold and 91.1 g/t silver (3.3 g/t gold equivalent)
Including                      12.00 meters @ 2.82 g/t gold and 156.9 g/t silver (6.0 g/t gold equivalent)
And                               11.70 meters @ 2.97 g/t gold and 212.1 g/t silver (7.2 g/t gold equivalent)
56.00 meters @ 1.07 g/t gold and 51.6 g/t silver (2.1 g/t gold equivalent)
Including                      6.10 meters @ 3.82 g/t gold and 201.6 g/t silver (7.9 g/t gold equivalent)

Hole TU-13-378                                MAIN ZONE SECTION 10+475 EAST, 150 Az, -37 dip
124.50 meters @ 1.04 g/t gold and 73.5 g/t silver (2.5 g/t gold equivalent)
Including                      4.50 meters @ 11.51 g/t gold and 950.2 g/t silver (30.5 g/t gold equivalent)
And                              14.75 meters @ 2.38 g/t gold and 162.5 g/t silver (5.6 g/t gold equivalent)

Hole TU-13-388                                MAIN ZONE SECTION 10+675 EAST, 330 Az, -60 dip
30.50 meters @ 0.67 g/t gold and 23.9 g/t silver (1.1 g/t gold equivalent)
9.00 meters @ 1.35 g/t gold and 287.5 g/t silver (7.1 g/t gold equivalent)
52.50 meters @ 0.58 g/t and 50.3 g/t silver (1.6 g/t gold equivalent)
Including                      14.90 meters @ 0.74 g/t gold and 87.0 g/t silver (2.5 g/t gold equivalent)
And                               13.90 meters @ 1.11 g/t gold and 82.9 g/t silver (2.8 g/t gold equivalent)

Hole TU-13-399                                MAIN ZONE SECTION 10+750 EAST, 330 Az, -60 dip
47.52 meters @ 0.64 g/t gold and 27.1 g/t silver (1.2 g/t gold equivalent)
Including                      19.60 meters @ 1.10 g/t gold and 43.1 g/t silver (2.0 g/t gold equivalent)

Hole TU-13-409                                MAIN ZONE SECTION 10+800 EAST, 330 Az, -88 dip
92.28 meters @ 0.53 g/t gold and 17.5 g/t silver (0.9 g/t gold equivalent)
Including                      18.80 meters @ 1.07 g/t gold and 13.1 g/t silver (1.3 g/t gold equivalent)

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-13-370	67.50	80.50	13.00	0.17	64.4	1.5	73	10475E
including	75.00	76.50	1.50	0.63	439.0	9.4	470
TU-13-370	87.50	93.00	5.50	0.16	16.1	0.5	24
TU-13-370	99.00	108.00	9.00	1.99	139.5	4.8	239
including	102.00	106.00	4.00	4.36	303.6	10.4	522
TU-13-370	195.00	207.00	12.00	2.19	126.1	4.7	236
including	196.00	202.00	6.00	3.91	212.3	8.2	408
including	196.00	199.00	3.00	6.30	403.7	14.4	719
TU-13-370	237.50	296.75	59.25	1.26	21.2	1.7	84
including	247.50	270.00	22.50	1.51	26.2	2.0	102
including	247.50	254.00	6.50	2.41	25.3	2.9	146
including	260.00	270.00	10.00	1.68	35.2	2.4	119
including	280.00	292.75	12.75	2.66	36.7	3.4	170
including	288.75	292.75	4.00	4.14	46.7	5.1	254
TU-13-373	34.50	48.50	14.00	0.08	9.2	0.3	13	10475E
TU-13-373	54.50	58.50	4.00	1.69	239.0	6.5	324
including	55.00	56.00	1.00	5.65	822.0	22.1	1105
TU-13-373	69.50	135.00	65.50	0.35	32.9	1.0	51
including	90.00	100.00	10.00	0.70	64.8	2.0	100
including	111.00	135.00	24.00	0.51	49.2	1.5	75
TU-13-373	143.50	236.00	92.50	1.48	91.1	3.3	165
including	143.50	161.00	17.50	2.49	141.7	5.3	266
including	180.00	222.50	42.50	1.96	120.4	4.4	218
including	184.00	196.00	12.00	2.82	156.9	6.0	298
including	205.50	217.20	11.70	2.97	212.1	7.2	361
including	210.50	217.20	6.70	4.36	287.0	10.1	505
TU-13-373	249.50	305.50	56.00	1.07	51.6	2.1	105
including	267.00	279.70	12.70	1.72	70.7	3.1	157
including	275.00	276.00	1.00	17.04	580.5	28.7	1433
including	289.50	295.60	6.10	3.82	201.6	7.9	393
including	290.00	292.50	2.50	8.54	464.7	17.8	892
TU-13-378	20.50	145.00	124.50	1.04	73.5	2.5	125	10475E
including	26.00	27.50	1.50	2.18	102.3	4.2	211
including	56.50	61.00	4.50	11.51	950.2	30.5	1526
including	116.00	130.75	14.75	2.38	162.5	5.6	281
TU-13-378	162.00	181.00	19.00	0.51	81.7	2.1	107
including	163.25	166.00	2.75	2.25	448.8	11.2	562
TU-13-388	199.00	229.50	30.50	0.67	23.9	1.1	57	10675E
TU-13-388	337.50	346.50	9.00	1.35	287.5	7.1	355
including	339.25	340.35	1.10	6.54	1982.7	46.2	2310
TU-13-388	363.50	416.00	52.50	0.58	50.3	1.6	79
including	363.50	378.40	14.90	0.74	87.0	2.5	124
including	372.00	378.40	6.40	1.19	138.9	4.0	198
including	390.00	403.90	13.90	1.11	82.9	2.8	139
including	398.60	401.10	2.50	1.78	173.0	5.2	262
TU-13-399	214.00	261.52	47.52	0.64	27.1	1.2	59	10750E
including	228.00	247.60	19.60	1.10	43.1	2.0	98
including	240.00	245.60	5.60	1.54	77.9	3.1	155
TU-13-406	140.00	146.00	6.00	0.52	1.7	0.6	28	10800E
TU-13-406	154.00	189.00	35.00	0.30	18.2	0.7	33
including	182.00	186.00	4.00	0.44	88.0	2.2	110
TU-13-408	188.00	191.05	3.05	0.39	1.1	0.4	21	10925E
TU-13-409	154.00	246.28	92.28	0.53	17.5	0.9	44	10800E
including	173.70	192.50	18.80	1.07	13.1	1.3	67
including	211.50	216.10	4.60	1.31	128.6	3.9	194
including	212.50	215.50	3.00	1.58	182.7	5.2	262
including	239.50	242.00	2.50	0.83	66.2	2.2	108
TU-13-411	134.00	219.00	85.00	0.50	16.5	0.8	42	10725E
including	169.00	184.00	15.00	1.40	28.1	2.0	98
including	175.00	180.00	5.00	2.06	38.8	2.8	142

J.D. Poliquin, chairman of Almaden stated, “Today’s holes once again show the continuity of this part of the Main Ixtaca Zone and highlight the high grades that core it. The infill drilling program completed in 2013 was designed to upgrade the confidence of our resource base. We look forward to reporting a new resource estimate which is now underway.” Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Drilling Program and the Ixtaca Project
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010 on claims staked by the Company. On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for a PEA. This program was extended in 2013 in order to report a more robust resource in early 2014 for a PEA to follow. The Company has selected Moose Mountain Technical Services to lead a PEA on the Ixtaca deposit. Knight Piesold Ltd. will provide certain engineering and environmental design inputs for the PEA and have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Apart from drilling, work underway currently includes additional metallurgical studies, environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring, a geochemistry program, and scoping level engineering studies. Once the results from this year’s drill program have been received in early 2014, a new geologic model and resource will be reported. This anticipated updated resource will form the basis of a PEA to follow. In 2014 the Company anticipates redirecting drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca zone but within the project boundaries.

The Ixtaca deposit and any potential mining operation would be located in an area previously logged or cleared with negligible to no current land usage. The Company currently employs roughly 70 people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PEA are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program
The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
CHEMALACO ZONE (NORTHEAST EXTENSION)
IXTACA NORTH ZONE
MAIN IXTACA ZONE
REFERENCE LINE CHEMALACO ZONE (NE EXTENSION)
REFERENCE LINE
Section 10950E
Section 10800E
Section 10750E
Section 10725E
Section 10675E
Section 10475E
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
619,600 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
0
200m
SCALE

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-351	85.00	108.50	23.50	0.13	40.7	0.9
including	100.50	102.50	2.00	0.37	125.1	2.9
TU-13-351	128.00	143.00	15.00	0.05	5.6	0.2
TU-13-351	159.00	181.00	22.00	0.36	35.5	1.1
including	163.00	167.00	4.00	1.29	116.8	3.6
TU-13-351	196.00	201.00	5.00	0.91	93.2	2.8
TU-13-351	208.00	213.00	5.00	0.81	60.6	2.0
TU-13-351	244.00	247.40	3.40	0.20	8.4	0.4
TU-13-354	77.00	99.50	22.50	0.86	94.0	2.7
including	97.00	99.00	2.00	7.03	779.8	22.6
TU-13-354	118.50	122.60	4.10	0.26	31.4	0.9
TU-13-354	128.10	229.10	101.00	1.92	113.2	4.2
including	128.10	140.70	12.60	4.32	346.3	11.2
including	151.00	179.00	28.00	3.10	145.6	6.0
including	151.00	159.70	8.70	3.95	208.9	8.1
including	163.50	168.00	4.50	8.43	360.1	15.6
including	193.70	220.35	26.65	1.58	91.2	3.4
including	197.90	204.50	6.60	3.70	169.4	7.1
TU-13-354	243.40	278.50	35.10	0.62	108.0	2.8
including	264.75	274.00	9.25	1.62	321.6	8.0
including	269.30	274.00	4.70	2.76	561.3	14.0
TU-13-359	43.00	168.00	125.00	0.73	75.9	2.3
including	74.40	88.40	14.00	2.38	203.7	6.4
including	75.00	84.00	9.00	3.40	288.9	9.2
including	106.75	127.75	21.00	0.88	81.7	2.5
including	109.50	113.00	3.50	1.63	167.3	5.0
including	136.55	140.70	4.15	1.25	113.9	3.5
including	146.60	165.40	18.80	0.98	125.2	3.5
including	146.60	147.80	1.20	1.66	165.5	5.0
including	156.80	161.40	4.60	1.49	197.4	5.4
including	163.70	165.40	1.70	2.89	528.3	13.5
TU-13-359	183.10	200.56	17.46	0.39	24.2	0.9
TU-13-362	50.50	158.00	107.50	0.31	44.0	1.2
including	54.50	56.75	2.25	0.49	75.1	2.0
including	76.55	79.80	3.25	2.34	369.0	9.7
including	95.50	104.00	8.50	0.29	54.1	1.4
including	131.00	145.50	14.50	0.81	91.8	2.6
TU-13-362	169.15	175.25	6.10	0.19	64.1	1.5
TU-13-362	180.90	192.00	11.10	0.14	16.3	0.5
TU-13-366	28.50	51.00	22.50	0.16	16.2	0.5
including	28.50	31.75	3.25	0.20	38.5	1.0
including	43.75	47.75	4.00	0.40	34.2	1.1
TU-13-366	83.50	90.25	6.75	0.16	23.8	0.6
including	83.50	84.95	1.45	0.54	92.8	2.4
TU-13-366	108.65	115.00	6.35	0.36	4.4	0.5
TU-13-366	120.00	129.00	9.00	0.48	14.9	0.8
TU-13-370	67.50	80.50	13.00	0.17	64.4	1.5
including	75.00	76.50	1.50	0.63	439.0	9.4
TU-13-370	87.50	93.00	5.50	0.16	16.1	0.5
TU-13-370	99.00	108.00	9.00	1.99	139.5	4.8
including	102.00	106.00	4.00	4.36	303.6	10.4
TU-13-370	195.00	207.00	12.00	2.19	126.1	4.7
including	196.00	202.00	6.00	3.91	212.3	8.2
including	196.00	199.00	3.00	6.30	403.7	14.4
TU-13-370	237.50	296.75	59.25	1.26	21.2	1.7
including	247.50	270.00	22.50	1.51	26.2	2.0
including	247.50	254.00	6.50	2.41	25.3	2.9
including	260.00	270.00	10.00	1.68	35.2	2.4
including	280.00	292.75	12.75	2.66	36.7	3.4
including	288.75	292.75	4.00	4.14	46.7	5.1

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
CLAY ALTERED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-12-206
TU-13-366
TU-10-012
TU-10-001
TU-10-009
TU-10-010
TU-13-351
TU-13-370
TU-13-248
TU-13-354
TU-13-373
TU-13-362
TU-13-359
TU-13-378
TU-10-005
TU-12-172
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10475E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-373	34.50	48.50	14.00	0.08	9.2	0.3
TU-13-373	54.50	58.50	4.00	1.69	239.0	6.5
including	55.00	56.00	1.00	5.65	822.0	22.1
TU-13-373	69.50	135.00	65.50	0.35	32.9	1.0
including	90.00	100.00	10.00	0.70	64.8	2.0
including	111.00	135.00	24.00	0.51	49.2	1.5
TU-13-373	143.50	236.00	92.50	1.48	91.1	3.3
including	143.50	161.00	17.50	2.49	141.7	5.3
including	180.00	222.50	42.50	1.96	120.4	4.4
including	184.00	196.00	12.00	2.82	156.9	6.0
including	205.50	217.20	11.70	2.97	212.1	7.2
including	210.50	217.20	6.70	4.36	287.0	10.1
TU-13-373	249.50	305.50	56.00	1.07	51.6	2.1
including	267.00	279.70	12.70	1.72	70.7	3.1
including	275.00	276.00	1.00	17.04	580.5	28.7
including	289.50	295.60	6.10	3.82	201.6	7.9
including	290.00	292.50	2.50	8.54	464.7	17.8
TU-13-378	20.50	145.00	124.50	1.04	73.5	2.5
including	26.00	27.50	1.50	2.18	102.3	4.2
including	56.50	61.00	4.50	11.51	950.2	30.5
including	116.00	130.75	14.75	2.38	162.5	5.6
TU-13-378	162.00	181.00	19.00	0.51	81.7	2.1
including	163.25	166.00	2.75	2.25	448.8	11.2

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-120	260.90	290.90	30.00	0.74	96.7	2.7
including	260.90	266.10	5.20	2.78	437.0	11.5
TU-12-124	116.50	301.50	185.00	1.00	60.5	2.2
including	167.50	181.40	13.90	6.04	179.7	9.6
TU-12-127	155.95	186.00	30.05	0.70	56.7	1.8
including	174.00	186.00	12.00	1.05	105.7	3.2
TU-12-127	210.00	233.50	23.50	1.02	20.2	1.4
including	213.90	218.30	4.40	3.92	86.0	5.6
TU-12-127	243.00	285.60	42.60	0.57	10.8	0.8
TU-12-127	297.00	314.00	17.00	0.38	8.7	0.6
TU-12-132	64.50	204.20	139.70	0.22	18.0	0.6
including	137.00	166.60	29.60	0.35	27.8	0.9
including	148.25	153.30	5.05	1.16	79.0	2.7
including	174.40	204.20	29.80	0.33	34.1	1.0
TU-12-136	63.10	123.60	60.50	0.84	48.9	1.8
including	82.20	93.00	10.80	1.10	85.2	2.8
including	98.00	110.50	12.50	1.84	98.5	3.8
TU-13-324	32.92	62.00	29.08	1.31	16.5	1.6
including	42.50	57.75	15.25	2.10	23.7	2.6
including	43.00	45.25	2.25	1.71	72.0	3.2
TU-13-324	113.50	128.00	14.50	0.25	47.0	1.2
including	120.00	121.00	1.00	0.59	117.5	2.9
including	125.00	128.00	3.00	0.79	155.0	3.9
TU-13-324	154.00	174.00	20.00	0.08	29.1	0.7
including	160.00	161.00	1.00	0.42	167.0	3.8
including	167.50	172.00	4.50	0.07	53.4	1.1
TU-13-325	128.50	136.50	8.00	0.58	132.2	3.2
TU-13-325	190.00	236.50	46.50	1.06	53.1	2.1
including	193.40	216.00	22.60	1.72	97.2	3.7
including	194.00	195.20	1.20	2.05	147.0	5.0
including	203.90	205.00	1.10	3.97	175.0	7.5
including	210.50	216.00	5.50	4.40	240.8	9.2
TU-13-388	199.00	229.50	30.50	0.67	23.9	1.1
TU-13-388	337.50	346.50	9.00	1.35	287.5	7.1
including	339.25	340.35	1.10	6.54	1982.7	46.2
TU-13-388	363.50	416.00	52.50	0.58	50.3	1.6
including	363.50	378.40	14.90	0.74	87.0	2.5
including	372.00	378.40	6.40	1.19	138.9	4.0
including	390.00	403.90	13.90	1.11	82.9	2.8
including	398.60	401.10	2.50	1.78	173.0	5.2

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
CLAY ALTERED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-13-324
TU-12-136
TU-13-325
TU-12-144
TU-12-132
TU-11-018
TU-12-120
TU-13-388
TU-11-082
TU-12-124
TU-11-020
TU-10-012
TU-12-127
TU-11-017
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 10675E
Looking 60 degrees (+/- 12.5m)
0m
150m

Reference Line
2400m
2200m
CLAY ALTERED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
MINERALIZED VOLCANICLASTICS
TU-11-058
TU-11-089
TU-11-092
TU-13-411
TU-13-344
TU-13-379
TU-13-333
TU-13-330
TU-11-039
TU-13-375
TU-11-054
TU-11-049
TU-10-012
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10725E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-330	36.58	47.50	10.92	0.62	31.8	1.3
including	37.80	42.80	5.00	1.11	37.9	1.9
TU-13-330	62.00	96.25	34.25	0.16	11.2	0.4
including	65.50	67.00	1.50	0.51	34.0	1.2
TU-13-330	155.00	159.65	4.65	0.73	53.2	1.8
TU-13-330	172.60	192.00	19.40	0.16	11.9	0.4
TU-13-333	43.60	58.30	14.70	0.14	4.5	0.2
TU-13-333	87.00	89.50	2.50	0.37	27.1	0.9
TU-13-333	125.00	135.00	10.00	0.84	128.0	3.4
including	125.00	127.00	2.00	3.71	571.0	15.1
TU-13-333	152.00	206.00	54.00	0.62	54.5	1.7
including	152.00	153.00	1.00	7.33	545.5	18.2
including	172.75	175.50	2.75	1.41	95.6	3.3
including	194.00	202.00	8.00	0.93	106.5	3.1
TU-13-411	134.00	219.00	85.00	0.50	16.5	0.8
including	169.00	184.00	15.00	1.40	28.1	2.0
including	175.00	180.00	5.00	2.06	38.8	2.8

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-021	133.71	271.05	137.34	0.71	48.9	1.7
including	136.28	205.47	69.19	1.17	79.9	2.8
including	150.11	205.47	55.36	1.38	94.9	3.3
including	161.27	162.73	1.46	4.25	287.3	10.0
including	168.67	169.72	1.05	8.36	734.8	23.1
including	177.84	183.08	5.24	1.93	231.6	6.6
including	177.84	179.90	2.06	3.32	446.5	12.2
including	191.73	193.65	1.92	0.94	193.4	4.8
including	196.45	197.73	1.28	6.08	593.9	18.0
including	203.96	205.47	1.51	2.63	111.9	4.9
including	257.44	270.71	13.27	0.45	29.0	1.0
TU-11-022	112.90	114.01	1.11	1.37	245.6	6.3
TU-11-022	155.84	237.39	81.55	0.29	24.2	0.8
including	155.84	196.39	40.55	0.46	38.9	1.2
including	171.68	172.90	1.22	4.47	30.3	5.1
including	180.81	184.60	3.79	2.04	176.3	5.6
including	180.81	182.63	1.82	3.08	305.6	9.2
including	207.16	208.51	1.35	1.55	89.2	3.3
including	230.22	237.39	7.17	0.35	28.2	0.9
TU-11-022	293.25	308.07	14.82	0.79	55.7	1.9
including	293.25	295.25	2.00	1.30	305.5	7.4
TU-11-024	23.75	42.56	18.81	0.49	31.7	1.1
TU-11-024	143.70	157.00	13.30	0.26	30.2	0.9
including	154.00	155.10	1.10	1.62	194.1	5.5
TU-11-024	165.00	178.45	13.45	0.36	45.3	1.3
including	176.25	178.45	2.20	1.08	123.8	3.6
TU-12-112	360.50	365.55	5.05	1.89	33.0	2.5
TU-12-117	74.00	221.89	147.89	0.74	59.2	1.9
including	131.96	163.70	31.74	1.33	74.0	2.8
including	157.40	163.70	6.30	3.22	35.0	3.9
including	176.80	180.30	3.50	4.16	460.4	13.4
including	186.50	195.40	8.90	0.96	161.0	4.2
TU-12-121	87.80	199.84	112.04	0.50	40.9	1.3
including	153.70	161.45	7.75	3.18	247.8	8.1
TU-12-161	83.00	129.50	46.50	0.83	11.8	1.1
including	85.00	103.10	18.10	1.73	13.9	2.0
including	98.00	103.10	5.10	3.11	15.1	3.4
including	122.00	123.00	1.00	1.42	128.3	4.0
TU-12-161	217.05	242.00	24.95	0.23	13.9	0.5
including	217.05	218.90	1.85	0.56	55.6	1.7
including	229.00	230.77	1.77	0.39	29.7	1.0
including	238.50	240.50	2.00	1.03	28.5	1.6
TU-12-165	80.00	106.00	26.00	0.72	8.3	0.9
including	91.00	99.00	8.00	1.39	12.6	1.6
TU-12-165	152.00	154.10	2.10	0.92	50.9	1.9
TU-12-165	166.00	170.40	4.40	0.19	40.7	1.0
TU-12-165	231.50	252.00	20.50	0.44	38.8	1.2
including	238.50	248.00	9.50	0.63	57.5	1.8
TU-12-165	267.00	294.00	27.00	0.65	37.1	1.4
including	267.00	273.25	6.25	1.81	53.8	2.9
including	279.75	284.70	4.95	0.67	81.9	2.3
TU-12-165	306.00	309.10	3.10	0.70	109.7	2.9
TU-12-165	323.30	368.50	45.20	0.24	11.0	0.5
including	323.30	332.50	9.20	0.52	17.8	0.9
including	330.50	332.50	2.00	1.37	51.5	2.4
including	357.50	363.00	5.50	0.46	30.7	1.1
TU-13-344	168.00	176.00	8.00	0.17	3.6	0.2
TU-13-344	183.80	233.50	49.70	0.36	9.0	0.5
including	183.80	212.35	28.55	0.50	11.4	0.7
TU-13-399	214.00	261.52	47.52	0.64	27.1	1.2
including	228.00	247.60	19.60	1.10	43.1	2.0
including	240.00	245.60	5.60	1.54	77.9	3.1

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
MINERALIZED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-11-089
TU-11-092
TU-13-344
TU-13-399
TU-12-121
TU-12-117
TU-11-058
TU-13-248
TU-13-251
TU-13-371
TU-12-161
TU-13-333
TU-13-330
TU-11-024
TU-12-165
TU-11-049
TU-11-021
TU-11-022
TU-12-112
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10750E

Looking 60 degrees (+/- 12.5m)

0m 150m

Reference Line
2400m
2200m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-12-221
TU-12-215
TU-12-169
TU-13-346
TU-11-055
TU-12-173
TU-13-249
TU-13-251
TU-11-026
TU-12-115
TU-13-339
TU-12-108
TU-13-406
TU-13-409
TU-12-111
TU-11-089
TU-12-099
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 10800E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-026	48.00	63.00	15.00	0.28	14.6	0.6
TU-11-026	125.88	127.00	1.12	1.72	438.3	10.5
TU-11-026	159.05	178.50	19.45	0.31	95.9	2.2
including	165.70	173.95	8.25	0.40	164.0	3.7
TU-11-026	231.67	252.37	20.70	1.07	41.8	1.9
including	232.35	236.00	3.65	2.07	109.5	4.3
including	243.50	245.00	1.50	1.91	140.3	4.7
TU-12-099	185.00	200.00	15.00	0.21	4.5	0.3
TU-12-099	230.00	239.00	9.00	0.37	1.4	0.4
TU-12-108	139.00	225.50	86.50	0.48	47.2	1.4
TU-12-111	99.75	295.05	195.30	0.85	66.2	2.2
including	171.50	229.50	58.00	1.68	156.6	4.8
including	183.80	207.50	23.70	2.57	272.6	8.0
TU-12-115	70.90	85.25	14.35	1.49	55.5	2.6
TU-12-115	234.90	236.90	2.00	0.82	98.7	2.8
TU-12-173	77.00	115.00	38.00	0.40	6.0	0.5
including	99.50	111.20	11.70	0.93	9.3	1.1
TU-12-173	337.30	350.50	13.20	0.45	20.3	0.9
TU-13-346	33.50	39.50	6.00	0.07	18.7	0.4
TU-13-346	53.00	72.54	19.54	0.51	22.6	1.0
TU-13-346	141.00	147.00	6.00	0.21	23.4	0.7
TU-13-346	191.00	195.00	4.00	0.03	33.6	0.7
TU-13-406	140.00	146.00	6.00	0.52	1.7	0.6
TU-13-406	154.00	189.00	35.00	0.30	18.2	0.7
including	182.00	186.00	4.00	0.44	88.0	2.2
TU-13-409	154.00	246.28	92.28	0.53	17.5	0.9
including	173.70	192.50	18.80	1.07	13.1	1.3
including	211.50	216.10	4.60	1.31	128.6	3.9
including	212.50	215.50	3.00	1.58	182.7	5.2
including	239.50	242.00	2.50	0.83	66.2	2.2

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

2400m
2200m
2000m
Reference Line
MINERALIZED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
IXTACA NORTH ZONE
CHEMALACO ZONE (NORTHEAST EXTENSION)
TU-13-403
TU-12-235
TU-12-244
TU-12-180
TU-12-166
TU-12-143
TU-12-151
TU-12-199
TU-12-204
TU-12-218
TU-12-184
TU-12-140
TU-12-145
TU-12-246
TU-13-249
TU-13-259
TU-13-408
TU-12-230
TU-12-221
TU-12-215
TU-12-226
WM-13-003
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10925E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-140	36.90	95.00	58.10	0.54	6.7	0.7
TU-12-140	146.80	187.00	40.20	0.27	14.3	0.6
TU-12-143	27.42	79.70	52.28	0.48	4.5	0.6
including	53.00	67.00	14.00	0.82	1.8	0.9
including	59.00	63.50	4.50	1.07	1.7	1.1
TU-12-145	39.00	102.50	63.50	0.36	3.7	0.4
TU-12-145	151.00	170.00	19.00	0.74	369.1	8.1
including	153.40	164.40	11.00	1.09	580.7	12.7
including	153.40	169.00	15.60	0.83	443.6	9.7
including	157.60	164.40	6.80	1.13	860.7	18.3
TU-12-145	208.50	209.50	1.00	0.35	295.5	6.3
TU-12-145	223.80	271.70	47.90	0.79	41.2	1.6
TU-12-151	54.00	74.00	20.00	0.15	6.8	0.3
including	67.00	68.00	1.00	0.75	43.3	1.6
TU-12-151	97.00	117.00	20.00	0.20	7.1	0.3
including	114.00	117.00	3.00	0.33	13.2	0.6
TU-12-151	126.25	131.50	5.25	0.28	2.2	0.3
TU-12-218	39.01	91.00	51.99	0.57	3.5	0.6
including	69.00	80.00	11.00	0.96	2.4	1.0
TU-13-408	188.00	191.05	3.05	0.39	1.1	0.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.